October 23, 2009

Via EDGAR and Facsimile (202) 772-9208

Mr. Kevin W. Vaughn

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	FirstCity Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A filed July 31, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
Form 10-K for Fiscal Period Ended December 31, 2008
File No. 033-19694

Dear Mr. Vaughn:

On behalf of FirstCity Financial Corporation (the “Company” and “FirstCity”), I submit the following responses to the Staff’s comments received in your letter dated October 7, 2009 concerning the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

1.                          You indicate in your response to comment 6 that “Since being acquired by FirstCity and other investors in 1997, UBN…has not originated or purchased any loans through December 31, 2008.” You also state that “Most of the loans in this portfolio have matured but are in litigation due to events of non-payment or default, and therefore, as the final receipt of cash flows is dependent upon the decision of the court, there is a high degree of uncertainty in both the amount and the timing of when final payment will be received.” In light of this information, please address the following regarding this portfolio:

•	It appears that most of these loans have been nonperforming for some time. Please tell us and disclose in future filings when the loans were classified as nonperforming.

•	Please tell us and revise your future filings to clearly disclose your policy for charge-offs.

•

In light of these facts, please tell us how you considered the guidance of paragraph 8d of SOP 01-6 (ASC 310-10-35-41) which indicates that “The related loan or trade receivable balance should be charged-off in the period in which the loans or trade receivables are deemed uncollectible.

Response:  At the time of FirstCity’s initial investment in UBN in 1997, a significant majority of the loans already were classified as non-performing (5,530 of the 6,368 total loans acquired were non-performing). In response to the Staff’s comment about disclosing in future filings when the loans were classified as non-performing, FirstCity will disclose the fact that a substantial majority of UBN’s loans were already classified as non-performing at the time of our step acquisition in September 2008 (approximately $67.3 million of

UBN’s $69.1 million total loan portfolio was previously classified by UBN management as non-performing). Footnote (1) to the table in our response to Comment 5. below contains our proposed disclosure to be included in future filings beginning with our next Form 10-Q for the quarterly period ended September 30, 2009.

In response to the Staff’s comments regarding our policy for charge-offs related to UBN’s loan portfolio, it is management’s policy to charge-off loans against the allowance when all possible means of collection have been exhausted and the remaining balance is deemed uncollectible. As previously described in our response to Comment 6.c. in our letter dated July 20, 2009, most of the loans in UBN’s portfolio have passed their maturity dates and are in litigation due to events of non-payment or default. These loans, net of allowances, are still reported on UBN’s balance sheet because UBN management is still pursuing collection through the French legal system and expects to receive a financial settlement in connection with the court’s decision. As the borrowers do not have the intent or ability to pay, expected cash flows are estimated based on information related to the legal proceedings and collateral values (less estimated costs to sell). These cash flows are evaluated against the net carrying value of the loan in order to ensure that we will collect our remaining basis in the loan. We believe this treatment is consistent with ASC 310-10-35-41 (Receivables: Overall: Subsequent Measurement: Credit Losses for Loans and Trade Receivables) in that UBN management does not charge-off a loan until it is deemed uncollectible.

In response to the Staff’s comment about disclosing in future filings our policy for charge-offs related to UBN’s loan portfolio, we will provide the following (or comparable) disclosure in future filings beginning with our next Form 10-Q:

The allowance for loan losses is management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date. Management establishes an allowance for loan losses through a provision charged to operations when a loan is determined to be impaired. A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Allocations of the allowance may be made for specific loans, but the entire allowance is available to absorb credit losses inherent in the entire loan portfolio. Loans are charged-off against the allowance when all possible means of collection have been exhausted and the remaining balance due is deemed uncollectible.

At least quarterly, management evaluates the need for an allowance on an individual-loan basis by considering information about specific borrower situations, legal collection proceedings, estimated collateral values, general economic conditions, and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to signification revisions as more information becomes available.

Form 10-Q for the Period Ended June 30, 2009

Interim Financial Statements

2.                          In future filings beginning in your next Form 10-Q, please revise the face of your balance sheet to quantify the amount of the respective allowance by which you are reducing your Portfolio assets, net and your Loans receivable, net.

Response:  In response to the Staff’s comment, beginning with our next Form 10-Q, we will revise the face of our balance sheet as specified above. The following illustrative excerpt of our proposed balance sheet revision related to Portfolio Assets and Loans receivable is presented only for June 30, 2009 (dollars in thousands), but the revision will be implemented accordingly on a comparative basis for the applicable periods included in our next Form 10-Q:

ASSETS	June 30, 2009
Portfolio Assets:
Loan portfolios, net of allowance for loan losses of $69,082	$212,511
Real estate held for sale	15,280
Real estate held for investment, net	9,635
Total Portfolio Assets	237,426
Loans receivable:
Loans receivable - affiliates	29,746
Loans receivable - SBA held for sale	3,492
Loans receivable - SBA held for investment, net of allowance for loan losses $112	16,203
Loans receivable - other, net of allowance for loan losses of $1,548	11,698
Total loans receivable	61,139

3.                          In light of the disparity of nature of your loan portfolio operations from your railroad operations, please revise your future filings to separately quantify the amount of expenses related to those operations, either on the face of the income statement or in a footnote. Similarly, please revise your MD&A to quantify the expenses related to your railroad operations as well as to discuss the liquidity provided or used by these operations.

Response:  In response to the Staff’s comments, beginning with our next Form 10-Q, we will provide the disclosures below (or comparable) related to our railroad operations. The following illustrative examples of our proposed disclosures are presented as of and for the period ended June 30, 2009 only, but the revisions will be implemented accordingly on a comparative basis for the applicable periods included in our next Form 10-Q.

Financial Statement Footnote — Amount of Expenses Related to Railroad Operations

The following table displays the amount of expenses attributable to our consolidated railroad operations that are included in the total amounts reported for the corresponding captions in the Company’s consolidated statements of operations for the six-month and three-month periods ended June 30, 2009 (dollars in thousands):

	6 Months Ended June 30, 2009	3 Months Ended June 30, 2009
Interest and fees on notes payable to banks	$55	$20
Salaries and benefits	480	236
Occupancy, data processing and other	583	327
Total operating expenses attributable to railroad operations	$1,118	$583

MD&A — Amount of Expenses Related to Special Situations Platform (Including Railroad Operations)

The following is a summary of the results of operations for the Company’s Special Situations Platform business segment for the six-month and three-month periods ended June 30, 2009 (in thousands):

	6 Months Ended June 30, 2009	3 Months Ended June 30, 2009
Special Situations Platform:
Revenues:
Interest income from loans receivable	$1,152	$544
Revenue from railroad operations	1,452	705
Other income	1,309	326
Total revenues	3,913	1,575
Expenses — Railroad Operations:
Interest and fees on notes payable	55	20
Salaries and benefits	480	236
Other	583	327
Expenses — Other:
Interest and fees on notes payable	231	116
Salaries and benefits	470	278
Provision for loan and impairment losses	967	967
Other	833	427
Total expenses	3,619	2,371
Equity in net earnings (loss) of unconsolidated subsidiaries	197	(642)
Net loss (income) attributable to noncontrolling interests:
Railroad operations	(262)	(54)
Other	211	434
Operating contribution (loss) before taxes	$440	$(1,058)
Operating contribution (loss), net of direct taxes	$205	$(1,132)

MD&A — Discussion on Liquidity Related to Railroad Operations

[ The illustrative disclosure below (or comparable) will be excerpted into the “Liquidity and Capital Resources” section of our MD&A. ]

The operating activities of the Company’s majority-owned railroad subsidiary provided cash of $0.9 million for the six-month period ended June 30, 2009 — attributable primarily to $1.3 million of net earnings. The railroad subsidiary’s investing activities provided cash of $0.3 million for the six-month period ended June 30, 2009. Net cash provided by investing activities included $1.5 million of proceeds from property and equipment sales, off-set by $1.2 million of property and equipment purchases. The railroad subsidiary’s financing activities used cash of $1.3 million for the six-month period ended June 30, 2009 — attributable primarily to providing $1.3 million of capital to its parent company, a consolidated subsidiary of FirstCity, through principal repayments on a capital note (eliminated in consolidation).

Note (5) Portfolio Assets, page 12

4.                          In future filings beginning with your next Form 10-Q, please revise footnote (1) to the table on page 12 to separately quantify the amount of the loans and the amount of the allowance that is related to the step acquisition of the former equity-method investee.

Response:  In response to the Staff’s comments, beginning with our next Form 10-Q, we will provide a revised footnote to the table referenced above. The illustrative example of our proposed tabular footnote for Portfolio Assets is presented in our response to Comment 5. below.

5.                          In future filings beginning with your next Form 10-Q, please revise to provide a breakdown for your allowance for loan losses on Portfolio assets as well as a breakdown for your allowance for loan losses on Loans receivable category. As part of this breakdown, separately quantify the amount of the allowance that is specifically allocated to the balance of nonperforming loans attributed to the consolidated UBN portfolio.

Response:  In response to the Staff’s comment, beginning with our next Form 10-Q, we will provide the disclosures below (or comparable) to reflect a breakdown for the allowance for loan losses on Portfolio Assets and loans receivable as specified above. The following illustrative examples of our proposed tabular revisions to loan-related disclosure information are presented only for June 30, 2009, but the revisions will be implemented accordingly on a comparative basis for the applicable periods included in our next Form 10-Q:

(5)   Portfolio Assets

Portfolio Assets are summarized as follows:

	June 30, 2009
	(dollars in thousands)
		Allowance
	Outstanding	for Loan	Outstanding
	Balance	Losses	Balance, Net
Loan Portfolios:
Loans Acquired Prior to 2005:
Non-performing Portfolio Assets	$3,049	56	2,993
Performing Portfolio Assets	487	192	295
Loans Acquired After 2004:
Loans acquired with credit deterioration	211,759	9,207	202,552
Loans acquired with no credit deterioration	2,132	38	2,094
UBN (1):
Non-performing loans	61,228	58,322	2,906
Performing loans	1,585	1,267	318
Other	1,353	—	1,353
Total	281,593	69,082	212,511

(1)          Represents a loan portfolio that was added to FirstCity’s consolidated balance sheet in September 2008 in connection with its step-acquisition of UBN (former equity-method investee) at such time. On the date of the acquisition, the amount of the loans and allowance for loan losses related to UBN’s portfolio approximated $69.1 million (including $67.3 million of non-performing loans) and $66.6 million, respectively.

(6)         Loans Receivable

The following is a summary of the Company’s loans receivable by loan type and region:

	June 30, 2009
	(dollars in thousands)
		Allowance
	Outstanding	for Loan	Outstanding
	Balance	Losses	Balance, Net
Domestic:
Commercial and industrial:
Affiliates	$15,366	—	15,366
SBA	19,807	112	19,695
Other	3,667	1,548	2,119
Real estate:
Other	9,579	—	9,579

Foreign - commercial and industrial:
Affiliates	14,380	—	14,380

Total	62,799	1,660	61,139

* * * * *

The Company acknowledges that

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
(254) 761-2810